Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
October 28, 2009

3.	News Release
October 28, 2009 - Vancouver, Canada and Deerfield, Illinois, USA

4.	Summary of Material Change
Cardiome Pharma Corp. and its co-development partner Astellas Pharma US, Inc. (“Astellas”) announced today that patient enrolment has begun for the ACT 5 trial, a confirmatory Phase 3 clinical trial of KYNAPID™ (vernakalant hydrochloride) Injection, a drug product candidate under development for the rapid conversion of atrial fibrillation to sinus rhythm.  The ACT 5 trial, previously announced in August 2009, is expected to be completed in the first half of 2011.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
October 28, 2009

Per:	/s/ "Curtis Sikorksy"
Curtis Sikorksy,
Chief Financial Officer

Schedule "A"

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME AND ASTELLAS ANNOUNCE INITIATION
OF PATIENT ENROLMENT IN ACT 5 TRIAL

Vancouver, Canada and Deerfield, Illinois, USA, October 28, 2009 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) and its co-development partner Astellas Pharma US, Inc. (“Astellas”) announced today that patient enrolment has begun for the ACT 5 trial, a confirmatory Phase 3 clinical trial of KYNAPID™ (vernakalant hydrochloride) Injection, a drug product candidate under development for the rapid conversion of atrial fibrillation to sinus rhythm.  The ACT 5 trial, previously announced in August 2009, is expected to be completed in the first half of 2011.

The ACT 5 Trial
The ACT 5 trial, “A Phase 3b Randomized, Double-Blind, Placebo Controlled, Parallel Group Study to Evaluate the Safety and Efficacy of Vernakalant Hydrochloride Injection in Patients with Recent Onset Symptomatic Atrial Fibrillation,” will enroll approximately 450 patients across approximately 100 centres focused in North America.  The study is designed to measure the safety and efficacy of KYNAPID Injection in patients with recent-onset atrial fibrillation (more than 3 hours but less than 7 days).  The study excludes patients with evidence or history of congestive heart failure (CHF).  Further, the study will evaluate the influence of CYP2D6 genotype status on the pharmacokinetics and pharmacodynamics of vernakalant (and its metabolites), and also allows for an exploratory analysis of safety and healthcare resource utilization between vernakalant and electrocardioversion (ECV).

About Cardiome
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

About Astellas
Astellas Pharma US, Inc., located in Deerfield, Illinois, is a U.S. affiliate of Tokyo-based Astellas Pharma Inc.  Astellas is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products.  The organization is committed to becoming a global category leader in focused areas by combining outstanding R&D and marketing capabilities.  In the U.S., Astellas markets products in the areas of Immunology, Urology, Anti-Infectives, Cardiovascular and Dermatology.  For more information about Astellas Pharma US, Inc., please visit our website at www.us.astellas.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
Cardiome Pharma Corp.
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Jenny Keeney
Astellas US LLC
(847) 317-5405

Cardiome Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

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